[GRAPHIC OMITTED]   [GRAPHIC OMITTED]                   TRUDY CORPORATION
                                                        353 Main Avenue
                                                        Norwalk, CT 06851-1552
                                                        Phone:  +1.203.846.2274
                                                        Fax:    +1.203.846.1776

July 20, 2005

Linda Cvrkel, Branch Chief, Division of Corporate Finance

RE:      Trudy Corporation
         In response to fax received June 22, 2005
         File No. 0-16056



Dear Ms. Cvrkel,

         We received your fax dated June 22, 2005. Below are the Company's responses, with numbered answers corresponding to your inquiries.

1. The primary operating activity of the Company is the sale of books, tapes & CD's of properties either licensed from third parties or owned outright by the Company. On an opportunistic basis only the Company sublicenses its licensed or owned properties, when this is allowed under the licensing agreement. As such, sub-licensed sales are not part of the Company's day to day operations. The company does not have a dedicated sales force, independent sales representatives, expansion efforts or a marketing budget devoted to selling into this channel of trade. As a result any sub-rights (sub-licensed) sales generated are recorded as Other Income, net of related royalty expense which the Company owes under its license agreement if required, since the Company believes these revenues and expenses are an adjunctive part of the business.

Per your request, the below table illustrates sub-rights royalty revenues and expenses for the periods indicated:

                                           10K          10Q        10Q/A       10Q/A          10K
                                        3/31/2004    6/30/2004   9/30/2004   12/31/2004    3/31/2005
                                       ----------   ----------  ----------   ----------   ----------
         Sub-rights royalty income     $   93,492   $    6,932  $   (2,491)  $   25,770   $   42,811
         Sub-rights royalty expense       (19,937)       1,016      (2,775)      (8,885)     (11,225)
                                       ----------   ----------  ----------   ----------   ----------

         Sub-rights royalties, net     $   73,555   $    7,948  $   (5,266)  $   16,885   $   31,586
                                       ==========   ==========  ==========   ==========   ==========

The Company will continue to monitor sub-rights revenues and expenses. To the extent that this activity becomes either a significant part of the business or the Company devotes greater resources to expanding this channel of trade, the Company will record it as a component of operating income and make the appropriate reclassifications.

2. The Company agrees with this comment and has revised its filings for the quarters ended September 30 and December 31, 2004.



Summary of Adjustments made to Amended September 30 and December 31, 2004 Forms 1OQ

The filing for the quarter ended September 30, 2004 was amended to include the $26,500 difference between the fair market value of the chief executive officer's salary and the CEO's accepted salary of $1 per year.

The filing was also amended for a reclassification of royalty expense of $2,580 from royalty expense to Royalties, net included in Other Income/expense.

The filing for the quarter ended December 31, 2004 was amended for a reclassification of royalty expense of $8,885 from royalty expense to Royalties, net included in Other Income/expense. All adjustments made in the September quarter were carried forward in the year to date results in the December 31, 2004 amended filing.






Sincerely,


/s/ WILLIAM W. BURNHAM
---------------------------------------
William W. Burnham
Chief Executive Officer and Acting Chief Financial Officer